UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. _)*


                              CENTER BANCORP, INC.
          -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                    151408101
          -----------------------------------------------------------
                                 (CUSIP Number)

                               September 22, 2010
          -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]      Rule 13d-1(b)
        [X]      Rule 13d-1(c)
        [_]      Rule 13d-1(d)



----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151408101
         ----------

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities only):

                             LEON G. COOPERMAN
-------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
-------------------------------------------------------------------------

3.  SEC  Use  Only

-------------------------------------------------------------------------

4.  Citizenship or Place of Organization:    UNITED STATES
-------------------------------------------------------------------------

Number of               5.  Sole Voting Power:           1,145,000
Shares Bene-
ficially                6.  Shared Voting Power:               -0-
Owned by
Each Report-            7.  Sole Dispositive Power:      1,145,000
ing Person
With                    8.  Shared Dispositive Power:          -0-

-------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

                                          1,145,000
-------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [_]

-------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9):         7.86 %

The beneficial ownership percentage set forth herein has been calculated based on 14,574,832 common shares of the Issuer outstanding on July 31, 2010, as reported on the Issuer's Form 10-Q for the quarter ending June 30, 2010
-------------------------------------------------------------------------

12.  Type of Reporting Person:             IN
-------------------------------------------------------------------------




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


CUSIP No. 151408101
         ----------



Item 1(a) Name of Issuer:

       CENTER BANCORP, INC. (the "Issuer").

Item 1(b) Address of the Issuer's Principal Executive Offices:

                          2455 Morris Avenue
                          Union, New Jersey 07083-0007


Item 2(a) Name of Person Filing:

     This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Capital Investors, L.P.("Investors LP"), and Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

     Mr. Cooperman is the sole general partner of a limited partnership organized under the laws of the State of New Jersey known as Watchung Road Associates, L.P.("Watchung"). It is a private investment partnership engaged in the purchase and sale of securities and other investments for its own account.

     Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, Overseas, and Advisors.


Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of Mr. Cooperman, Capital LP, Investors LP, Equity LP, and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, NY 10005.


Item 2(c) Citizenship:          Mr. Cooperman is a United States citizen;






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


CUSIP No. 151408101
         ----------



Item 2(d) Title of Class of Securities:     Common Stock (the "Shares")


Item 2(e) CUSIP Number:       151408101


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c):

     This Item 3 is not applicable.


Item 4.  Ownership:

Item 4(a)(b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 1,145,000 Shares which constitutes approximately 7.86 % of the total number of Shares outstanding.

     This consists of 600,000 Shares owned by Equity LP; and 600,000 Shares owned by Watchung.


Item 4(c) Number of Shares as to which such person has:

(i)     Sole power to vote or to direct the vote:                      1,145,000

(ii)    Shared power to vote or to direct the vote:                          -0-

(iii)   Sole power to dispose or to direct the disposition of:         1,145,000

(iv)    Shared power to dispose or to direct the disposition of:             -0-


Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.



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


CUSIP No. 151408101
         ----------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.


Item 9. Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10. Certification:

     By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: November 4, 2010


LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
and as General Partner of Watchung
Road Associates, L.P.


By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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